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                          THE VANGUARD GROUP/(R)/LOGO


                                                                  March 16, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                    via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       RE:        VANGUARD WELLINGTON FUND

Dear Mr. Sandoe:

         The following responds to your comments of March 15, 2005 on the post-effective amendment of the registration statement of each of the above-referenced registrants. You commented on Post-Effective Amendment No. 86 that was filed on January 28, 2005 pursuant to Rule 485(a).

COMMENT 1:        PROSPECTUS--PRIMARY INVESTMENT STRATEGIES
-----------------------------------------------------------
Comment:          Vanguard should disclose somewhere, not necessarily in this section, the lowest level of credit quality in which the bond portion of the fund will be invested.

Response:         We have disclosure in the Bond section of the Security
                  Selection portion of the prospectus that states the credit quality of the bonds that the advisor will purchase for the fund assets. We think this disclosure is sufficient and addresses the comment.

COMMENT 2:        PROSPECTUS--PRIMARY INVESTMENT STRATEGIES
-----------------------------------------------------------
Comment:          The Primary Investment Strategies section states that the bond portion of the fund is invested mainly in investment-grade corporate bonds, with some exposure to U.S. Treasury and government agency bonds, as well as mortgage-backed securities. You inquired whether the Treasuries, government agencies, and mortgage-backed securities were principal strategies. If not, they need not be referenced in the Primary
                  Investment Strategies section of the prospectus.

Response:         We are comfortable that the Primary Investment Strategies
                  disclosure accurately describes the fund's principal strategies.
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March 16, 2005
Christian Sandoe
Page 2 of 3

COMMENT 3:        PROSPECTUS--SECURITY SELECTION
------------------------------------------------
Comment:          In addition to providing the stock portion of the fund's
                  median market capitalization, you would like us to add the fund's market capitalization range.

Response:         We have disclosed the fund's median market capitalization.
                  However, we do not plan to include the market capitalization range since investors are ill served by such disclosure for the following reasons:
                      (1) Market capitalization ranges are subjective over
                  different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.
                      (2) Ranges change continually because of fluctuations in
                  stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
                      (3) A fund's overall market capitalization range can be
                  very broad and not indicative of where the fund's overall market capitalization focus is. The median market capitalization is a more useful piece of information for investors concerned with market capitalization.
                      (4) Form N-1A does not require funds to disclose specific
                  market capitalization dollar ranges.

COMMENT 4: TANDY REQUIREMENTS
-----------------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

                  As required by the SEC, each Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
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March 16, 2005
Christian Sandoe
Page 3 of 3

                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Judith L. Gaines
Associate Counsel